JONES DAY

2727 NORTH HARWOOD STREET    •    DALLAS, TEXAS 75201.1515

TELEPHONE: +1.214.220.3939    •    FACSIMILE: +1.214.969.5100

May 6, 2015

BY EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Babcock & Wilcox Enterprises, Inc.

Amendment No. 2 to the Registration Statement on Form 10

File No. 001-36876

Ladies and Gentlemen:

Babcock & Wilcox Enterprises, Inc. (“New B&W”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form 10 (Registration No. 001-36876) (as amended, the “Registration Statement”). On behalf of New B&W, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated April 29, 2015. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by New B&W’s response. Except as otherwise provided, page references included in the body of New B&W’s responses are to Amendment No. 2.

General

1.	Please be advised that the Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that New B&W will provide these representations in its request for acceleration of effectiveness of the Registration Statement. This request will come from New B&W.

ALKHOBAR      •       AMSTERDAM       •       ATLANTA      •        BEIJING      •       BOSTON         •          BRUSSELS       •        CHICAGO       •       CLEVELAND        •       COLUMBUS       •       DALLAS

DUBAI         •          DÜSSELDORF      •      FRANKFURT        •       HONG KONG      •      HOUSTON       •      IRVINE       •        JEDDAH       •       LONDON        •       LOS ANGELES         •         MADRID

MEXICO CITY         •         MIAMI      •      MILAN       •        MOSCOW       •       MUNICH      •      NEW YORK      •      PARIS       •      PERTH      •       PITTSBURGH      •      RIYADH      •       SAN DIEGO

SAN FRANCISCO       •        SÃO PAULO      •        SHANGHAI          •        SILICON VALLEY        •         SINGAPORE        •        SYDNEY        •        TAIPEI        •         TOKYO       •        WASHINGTON

United States Securities and Exchange Commission May 6, 2015 Page 2 of 5	JONES DAY

Exhibit 99.1

Reasons for the Spin-Off, page 33

2.	We note your response to comment 16 in our letter dated April 10, 2015. Please quantify the anticipated effects of the loss of operating as one company and provide additional context to the negative factors listed. Please tell us if you are unable to provide such quantification.

Response: New B&W acknowledges the Staff’s comment and has revised pages 34 and F-45 to quantify the anticipated effects, to the extent possible, of the loss of synergies from operating as one company and to provide additional context to the negative factors listed. These costs consider the creation of separate accounting, legal, senior management and tax teams and other duplicated costs to replace services previously provided by the Company as well as other stand-alone costs. New B&W undertakes to provide the range when it becomes available.

Spin-Off Conditions and Termination, page 39

3.	We note your response to comment 17 in our letter dated April 10, 2015. Please update your disclosure in the registration statement to reflect that NRC regulatory review has been completed as noted in your response.

Response: New B&W acknowledges the Staff’s comment and has revised pages 39 and 40 to disclose that the NRC regulatory review has been completed.

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation, page F-9

4.	We note your response to comment 29 in our letter dated April 10, 2015. Question 3 of ASC 805-50-S99-1 requires disclosures regardless of whether debt is reflected on your combined financial statements. Please address your consideration of these disclosures.

Response: New B&W acknowledges the Staff’s comments and advises the Staff that New B&W believes that it has complied with the disclosure requirements of ASC 805-50-S99-1. Specifically, page F-9 discusses the relationship between New B&W and The Babcock & Wilcox Company. Additionally, New B&W states on page F-26 that the credit agreement of The Babcock & Wilcox Company is guaranteed by all of the wholly owned domestic subsidiaries of New B&W. As disclosed on page 60, New B&W will enter into a separate credit facility at the time of the spin-off. New B&W will no longer guarantee The Babcock & Wilcox Company’s credit agreement after the spin-off, so future debt service will not impact New B&W’s cash flows. Further, New B&W’s ability to return capital to its shareholders will not be restricted by The Babcock & Wilcox Company’s credit agreements.

United States Securities and Exchange Commission May 6, 2015 Page 3 of 5	JONES DAY

Note 5 – Income Taxes, page F-22

5.	We note your response to comment 34 in our letter dated April 10, 2015. We note that the $3.3 million tax benefit recorded as a result of larger manufacturing deductions represents approximately 13% of your 2014 net loss. Please tell us the specific facts and circumstances that led to the reporting of additional domestic production gross receipts for prior years and correspondingly larger manufacturing deductions. Please help us better understand how you determined that these were due to changes in estimates pursuant to ASC 250.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that in connection with other matters, the Company engaged the services of an external accounting firm to perform a detailed review of the Babcock & Wilcox Company’s positions related to certain cost allocations and domestic production activities deductions. While some uncertainty exists regarding whether certain transactions related to engineering and construction activities can qualify as domestic production gross receipts, The Babcock & Wilcox Company reached a conclusion, with the assistance of the external accounting firm, that a different position from the one taken on its original returns was supportable and proper. Through this process, the Babcock & Wilcox Company also made changes to its methodology for allocating costs to its domestic production activities and adopted certain safe harbor provisions related to prior period compensation costs and choosing simplified over specific allocations. The conclusions were the result of significant additional analysis, and resulted in the Babcock & Wilcox Company amending its previously filed returns. Based on these facts, The Babcock & Wilcox Company concluded this was a change in estimate pursuant to ASC 250.

Pro Forma Combined Financial Statements, page F-45

6.	We note your response to comment 38 in our letter dated April 10, 2015. In a similar manner to your response, please disclose why the agreements with Babcock & Wilcox Company in connection with the spin-off are not reflected in the pro forma financial statements. Please also help us better understand how you made the determination that no additional pro forma adjustments would be required by telling us the differences in amounts between the estimated costs related to the transition services agreements and other agreements and the costs already reflected in the financial statements.

Response: New B&W acknowledges the Staff’s comment and has revised page F-45 to discuss why the spin-off transaction documents are not reflected in the pro forma financial statements. Additionally, New B&W advises the Staff that the estimated costs related to the transition services and other agreements for New B&W are approximately $2.4 million on an annual run rate. The majority of these costs relate to charges for information technology usage. The historical financial statements include allocations that reflect actual costs incurred for similar services, which are consistent with the fees to be charged under the transition services and other agreements. As a result, any difference between the allocations and the costs under the transition services and other agreements were considered to be immaterial. New B&W concluded that no pro forma adjustments were necessary.

United States Securities and Exchange Commission May 6, 2015 Page 4 of 5	JONES DAY

7.	We note your response to comment 41 in our letter dated April 10, 2015. Given that the effective tax rate that you are using in the 2014 pro forma financial statements is significantly higher than both your statutory rate and the historical effective tax rate, please provide comprehensive disclosures of how you determined the appropriate tax rate to use. We remind you that tax rates different from the statutory rate may only be used if they are factually supportable. In this regard, it remains unclear why the 2014 pro forma tax adjustment is only 25% of the aggregate pro forma adjustment to pre-tax income given that your 2014 statutory Federal, Foreign and State tax rate exceeds 45% (page F-24). Please revise the pro forma tax adjustment or provide us an analysis of the calculated tax impact of each 2012 to 2014 pro forma adjustment. See Instruction 7 in Article 11-02(b) of Regulation S-X.

Response: New B&W acknowledges the Staff’s comment and has revised pages F-46 through F-50 to add additional disclosure to assist in understanding how New B&W determined the appropriate tax rate for the 2012 to 2014 pro forma adjustments. New B&W advises the Staff that its effective tax rate is derived based on the fact that New B&W operates in numerous jurisdictions as disclosed on page F-22. The majority of New B&W’s operations are in the United States and therefore the majority of New B&W’s income or loss is tax-effected at US statutory tax rates plus state tax rates adjusted for permanent differences and discrete items. The balance of New B&W’s income or loss is primarily attributable to its operations in Canada, Denmark and the United Kingdom with statutory tax rates below that of the United States. Another significant factor that indirectly affects New B&W’s effective tax rate is the large mark-to-market (loss) gain related to the pension and post-retirement liabilities, which significantly affects pre-tax income, but does not directly affect the permanent book-tax differences that cause New B&W’s effective tax rate to differ from the relevant statutory tax rates. These differences were further described in New B&W’s letter dated April 17, 2015 in response to Comment 41 of the Staff’s letter dated April 10, 2015.

New B&W advises the Staff that the pre-tax pro forma adjustments are related to the removal of New B&W’s Canadian nuclear business from the audited financial statements. The pro forma adjustments are correspondingly tax-effected at a rate consistent with the Canadian statutory tax rate applicable to New B&W’s Canadian operations for the particular year. The removal of Canadian pre-tax items that were taxed at approximately 25% had the effect of further increasing the effective tax rate that was already higher than the U.S. statutory rate for the reasons described above and as indicated in the rate reconciliation included in New B&W’s letter dated April 17, 2015 in response to Comment 41 of the Staff’s letter dated April 10, 2015.

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United States Securities and Exchange Commission May 6, 2015 Page 5 of 5	JONES DAY

If you have any questions, please feel free to contact me at 214.969.5148 or David Black at 704.625.4950. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Jim Ferland, Babcock & Wilcox Enterprises, Inc.,
Chairman and Chief Executive Officer
David Black, The Babcock & Wilcox Company,
Vice President and Chief Accounting Officer